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 FORM 3        Expires: September 30, 1998
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                Section 17(a)
       of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

1. Name and Address of Reporting Person       2. Date of Event Requiring    4. Issuer Name and Ticker or     6. If Amendment, Date
   Manger       Roland                           Statement                     Trading Symbol                    of Original
----------------------------------------         (Month/Day/Year)              Cybernet Internet International  (Month/Day/Year)
     (Last)     (First)     (Middle)             March 31, 1999               ------------------------------
c/o Infobahn Int'l GmbH, Weisskreuzacker 19   ----------------------------     Services, Inc. (ZNET)
-----------------------------------------     3. IRS or Social Security         --------------
             (Street)                            Number of Reporting        5. Relationship of Reporting     7. Individual or Joint/
                                                 Person (Voluntary)             Person to Issuer               Group Filing (Check
     Chieming      Germany      83339                                           (Check all applicable)           Applicable Line)
--------------------------------------         -------------------------        Director   X  10% Owner       --- Form filed by One
      (City)      (State)      (Zip)                                        ---           ---                     Reporting Person
                                                                                Officer      Other
                                                                            ---           ---
                                                                            (give title below)                X  Form filed by More
                                                                            (specify below)                  --- than One Reporting
                                                                            ------------------------------       Person

                                           TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                           -------------------------------------------------------
 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
Common Stock                                      276,069 shares(1)                  D
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Series A Preferred Stock                           37,501 shares(1)                  D
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Common Stock                                      465,712 shares(2)                  D
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Series A Preferred Stock                           71,428 shares(2)                  D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
          (Print or Type Responses)                                                                                          (Over)

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                                                                 SEC 1473 (8/82)

FORM 3 (CONTINUED)

                                 TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                 ----------------------------------------------------
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Explanation of Responses:


                                                                                /s/ Roland Manger                   May 14 , 1999
**Intentional misstatements or omissions of facts constitute Federal Criminal   ----------------------------------  --------------
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                         **Signature of Reporting Person         Date

Notes
-----
(1) These securities are owned solely by Mr. Roland Manger, who is or may be a member of a "group" with Mr. Thomas Schulz and certain others as a result of the pooling and trust agreement regulating the transfer and disposition of shares, as described in the Issuer's Form S-1, filed September, 18, 1998, as amended (the "Pooling Agreement"). Mr. Manger disclaims the existence of a group, disclaims beneficial ownership of any securities covered hereby owned by Mr. Schulz, and disclaims beneficial ownership of any securities owned by any other person in the group.
(2) These securities are owned solely by Mr. Thomas Schulz, who is or may be a member of a "group" with Mr. Roland Manger and certain others as a result of the Pooling Agreement. Mr. Schulz disclaims the existence of a group, disclaims beneficial ownership of any securities covered hereby owned by Mr. Manger, and disclaims beneficial ownership of any securities owned by any other person in the group.



Note. File three copies of this Form, one of which must be manually signed.
  If space provided is insufficient, See Instruction 6 for procedure.
                                                                                                                            Page 2
                                                                                                                   SEC 1473 (8/82)


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                            Joint Filer Information

Name:                              Thomas Schulz

Address:                           c/o Infobahn International GmbH
                                   Weisskreuzacker 19
                                   83339 Chieming, Germany

Designated Filer:                  Roland Manger

Issuer & Ticker Symbol:            Cybernet Internet International Services,
                                   Inc. (ZNET)

Date of Event Requiring Statement: March 31, 1999

Signature:                         /s/ Thomas Schulz        May 14, 1999
                                   --------------------     ------------
                                                            Date


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